UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126177

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dietrich Industries, Inc. Salaried Employees’

Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 13, 2014		Dale T. Brinkman, Member

DIETRICH INDUSTRIES, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”) and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2013, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

MEADEN & MOORE, LTD.

Certified Public Accountants

June 13, 2014

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

	December 31,
	2013	2012
ASSETS
Notes Receivable from Participants	$82,734	$132,272

Total Receivables	82,734	132,272
Investments:
Plan’s Interest in Master Trust Assets at Fair Value	28,737,615	28,838,440

Total Investments	28,737,615	28,838,440

Total Assets	28,820,349	28,970,712

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	28,820,349	28,970,712
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(34,869)	(224,111)

Net Assets Available for Benefits	$28,785,480	$28,746,601

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

	Year ended December 31,
	2013	2012
Contributions:
Employer	$4,291	$27,187
Employee	23,000	46,522

Total Contributions	27,291	73,709

Investment Income:
Interest Income	5,358	13,263
Plan’s Interest in Master Trust Net Investment Gain	4,651,002	3,198,537

Total Investment Income	4,656,360	3,211,800

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	4,575,641	8,193,837
Administrative Expenses	69,131	39,667

Total Deductions	4,644,772	8,233,504

Net Increase (Decrease) Before Net Assets Transferred	38,879	(4,947,995)
Net Assets Transferred To Other Qualified Plans	—	(83,910)

Net Increase (Decrease) in Net Assets	38,879	(5,031,905)
Net Assets Available for Benefits at Beginning of Year	28,746,601	33,778,506

Net Assets Available for Benefits at End of Year	$28,785,480	$28,746,601

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

1.	Description of Plan

The following description of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering substantially all salaried employees formerly employed by Dietrich Industries, Inc. (“Dietrich”) and its subsidiaries who were participating employers under the Plan (collectively, the “Company”) who met the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). Effective June 1, 2013, Dietrich merged with and into The Worthington Steel Company, a Delaware corporation. The Worthington Steel Company is the Plan Sponsor.

The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees and the Worthington Industries, Inc. Deferred Profit Sharing Plan.

On March 1, 2011, the Company executed an agreement with Marubeni-Itochu Steel America Inc. (“MISA”) to combine certain assets of Dietrich Industries, Inc. (“Dietrich”) and ClarkWestern Building Systems in a newly-formed joint venture, Clarkwestern Dietrich Building Systems LLC (“ClarkDietrich”). The Company’s contribution to the new joint venture consisted of all of its metal framing business including six of Dietrich’s 13 facilities. The remaining seven facilities operated only to support the transition of the business into the new joint venture, and following this brief transition period, these assets were disposed of.

Eligibility:

All salaried employees of the Company are immediately eligible to participate in the Plan.

Contributions:

Employee Contributions – Participants may elect to defer between 1% and 90% of their annual compensation. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document and can be made on an pre-tax or ROTH, after-tax, basis.

Employer Matching Contributions – The Company will contribute to the Plan an amount equal to 50% of each eligible participant’s pre-tax and/or after-tax contributions, not to exceed 2% of the participant’s eligible compensation.

Employer Contributions – As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation. The contribution is made on or about the end of the month following the end of each calendar quarter. A participant does not need to make contributions to the Plan to receive the Company’s 3% contribution.

Participant Accounts – Each participant’s account is credited with the participant’s contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses. Substantially all administrative fees are paid by the Plan, through allocation, both direct and indirect, to its participants.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Effective December 6, 2012, future contributions to the Worthington Industries, Inc. Common Stock fund are limited to not more than 25% of the participant’s total contribution to the Plan. A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. Common Stock fund if the participant’s investment in the fund equals or exceeds 25% of such person’s total accounts.

Vesting:

All participants are 100% vested in employee elective deferrals, Company matching contributions and Company safe harbor contributions.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65. The Plan also provides for early payment of benefits to in-service employees, with certain restrictions, after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices. Fair value of the common collective trust (“CCT”) is determined by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. Fair value of investments in wrapper contracts within the common collective trust are measured using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities. The primary goal of the CCT is to seek current income while maintaining stability of invested principal. The CCT is invested and reinvested primarily in a diversified portfolio of fixed-income instruments which may include traditional and separate account guaranteed investment contracts (obligations of creditworthy life insurance companies), corporate investment contracts, synthetic GICs (high-quality debt securities including mortgage-backed, commercial mortgage- backed, asset-backed and corporate securities held by the CCT within contracts that are intended to minimize market volatility), variable rate GICs, repurchase agreements, US treasury and agency securities, and cash and cash equivalents, including certificates of deposit and money market instruments. The CCT may also invest in a collective fund or group trust (including but not limited to one maintained by The Bank of New York Mellon or its affiliate) that invests in such fixed income instruments. No investment contract in which the CCT invests will have a duration of more than six years from the date of issuance. The CCT will operate with a weighted average duration selected by The Bank of New York Mellon, in its capacity as Trustee of the fund from time to time, but such weighted average duration generally will average between 1.0 and 3.0 years. Participants may purchase or redeem units of the CCT for cash or securities based on the unit value determined as of the valuation date. Unit value is generally determined each business day of the year. All participants have a proportionate undivided interest in the net assets of the CCT.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination:

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. On January 13, 2014, the Board of Directors of the Worthington Steel Company voted to terminate the Plan as of the close of business on January 31, 2014, and to distribute Plan assets as soon as administratively practicable after receipt of an IRS determination letter on the Plan’s termination. In accordance with Plan provisions, the Sponsor vested 100% of the Plan’s assets as of January 31, 2014.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the Statements of Changes in Net Assets Available for Benefits.

Recently Issued Accounting Standards:

In September 2009, amended accounting guidance was issued to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan has adopted this amended guidance and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. The Plan has also provided the required disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Investment Valuation and Income Recognition above for these disclosures. The adoption of this amended accounting guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In April 2013, amended accounting guidance was issued that addresses when it is appropriate to apply, or how to apply, the liquidation basis of accounting. The amended guidance is effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 31, 2013. As a result of the termination of the Plan effective January 31, 2014, Plan transactions will be reported on the liquidation basis of accounting for the 2014 Plan year.

3.	Tax Status

The Plan received a determination letter from the IRS dated April 2, 2013, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2010.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 6% and 8% at December 31, 2013 and 2012, respectively. Each participating retirement plan has a specific interest in the Master Trust. Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments of Master Trust at Fair Value:

	2013	2012
Mutual Funds	$341,953,634	$256,775,578
Common Collective Trust	39,456,807	46,421,657
Worthington Industries, Inc. Common Stock	66,354,844	44,681,006

Total	$447,765,285	$347,878,241

Investment Income for the Master Trust:

	2013	2012
Interest and Dividend Income	$10,575,395	$9,780,402
Net Appreciation in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	52,643,467	23,641,871
Worthington Industries, Inc. Common Stock	26,275,269	21,459,340

Total	$89,494,131	$54,881,613

At December 31, 2013 and 2012 the Master Trust held 1,576,777 and 1,719,041 common shares of Worthington, respectively. The Master Trust received cash dividends from Worthington of $444,246 and $1,342,188 for the years ended December 31, 2013 and 2012, respectively.

Investments of the Plan that represented more than 5% of the net assets of the Plan at December 31, 2013 and 2012 were as follows:

	2013	2012
Mellon Stable Value	$7,693,484	$10,137,274
Harbor Capital Appreciation R Fund	2,458,159	1,581,184
Dodge & Cox Stock Fund	2,310,750	1,702,806
DFA US Target Value	2,226,832	1,886,003
Fidelity Freedom 2030 Fund	1,769,204	1,559,221
Fidelity Freedom 2020 Fund	1,515,601	1,582,197
Fidelity Balanced Fund	N/A	1,532,344
PIM Total RT Inst	N/A	1,884,731

5.	Benefit-Responsive Contracts

The Plan holds a stable value investment contract (the “portfolio”) with the Trustee. The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed for resetting on at least a semi-annual basis. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Mellon Stable Value Fund

	December 31,
	2013	2012
Investments at Fair Value	$7,728,353	$10,361,385
Adjustments to Contract Value	(34,869)	(224,111)

Investments at Contract Value	$7,693,484	$10,137,274

Average Yield on Actual Earnings	1.44%	1.58%
Crediting Interest Rate	1.18%	1.38%

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Fair Value

As defined in current authoritative accounting guidance, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2013:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$1,425,913	$1,425,913	$—	$—
Fixed Income Funds	1,172,489	1,172,489	—	—
Growth Funds	9,638,622	9,638,622	—	—
Index Funds	1,239,347	1,239,347	—	—
Lifecycle Funds	6,708,397	6,708,397	—	—

Total Mutual Funds	20,184,768	20,184,768	—	—
Common Collective Trust	7,728,353	—	7,728,353	—
Worthington Industries, Inc. Common Stock	824,494	824,494	—	—

Total	$28,737,615	$21,009,262	$7,728,353	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2012:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$1,532,344	$1,532,344	$—	$—
Fixed Income Funds	1,884,731	1,884,731	—	—
Growth Funds	7,403,595	7,403,595	—	—
Index Funds	575,179	575,179	—	—
Lifecycle Funds	6,393,861	6,393,861	—	—

Total Mutual Funds	17,789,710	17,789,710	—	—
Common Collective Trust	10,361,385	—	10,361,385	—
Worthington Industries, Inc. Common Stock	687,345	687,345	—	—

Total	$28,838,440	$18,477,055	$10,361,385	$—

9.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Form 11-K.

On January 13, 2014, the Board of Directors of the Worthington Steel Company voted to terminate the Plan as of the close of business on January 31, 2014, and to distribute Plan assets as soon as administratively practicable after receipt of an IRS determination letter on the Plan’s termination. In accordance with Plan provisions, the Sponsor vested 100% of the Plan’s assets as of January 31, 2014

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

EIN 25-1072343, Plan Number 002

December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$28,737,615

*	Participant Loans	Interest Rates Ranging From 4.25% to 9.00%	N/A	82,734

				$28,820,349

*	Party-in-Interest to the Plan